SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

Key Technology, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

493143101
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ March 21, 2018________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

CUSIP No. 493143101
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 493143101
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 493143101
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli & Company Investment Advisers, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 493143101
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Teton Advisors, Inc. I.D. No. 13-4008049
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 493143101
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 493143101
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 493143101
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Associated Capital Group, Inc. I.D. No. 47-3965991
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 493143101
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer
This Amendment No. 2 to Schedule 13D on the Common Stock of Key Technology, Inc., (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on February 1, 2018.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background
This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for LICT Corporation ("LICT), CIBL, Inc. ("CIBL") and ICTC Group, Inc. ("ICTC"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  ("GGCP"), GGCP Holdings LLC ("GGCP Holdings"), GAMCO Investors, Inc. ("GBL"), Associated Capital Group, Inc. ("AC"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. ("GAMCO"), Teton Advisors, Inc. ("Teton Advisors"), Gabelli & Company Investment Advisers, Inc. ("GCIA"), G.research, LLC ("G.research"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), MJG-IV Limited Partnership ("MJG-IV"),  Mario Gabelli, LICT, CIBL and ICTC.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the "Reporting Persons".
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those named below.  AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act").  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GCIA may purchase or sell securities for its own account.  GCIA is a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.
G.research, a wholly owned subsidiary of GCIA, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Content & Connectivity Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The Gabelli International Small Cap Fund, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The GAMCO Mathers Fund, The Gabelli Focus Five Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Value Plus+ Trust, Gabelli Merger Plus+ Trust, The Gabelli Go Anywhere Trust, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd. (collectively, the "Funds"), which are registered investment companies.  Gabelli Funds is also the investment adviser to the Gabelli Media Mogul NextShares, the Gabelli Food of All Nations NextShares and The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, The TETON Westwood SmallCap Equity Fund, The TETON Westwood Mid-Cap Equity Fund, and The TETON Westwood Intermediate Bond Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.
ICTC is a holding company with subsidiaries in voice, broadband and other telecommunications services, primarily in the rural telephone industry. ICTC makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of ICTC.
CIBL is a holding company with interests in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton.
                             MJG-IV is a family partnership in which Mario Gabelli is the general partner.  Mario Gabelli has less than a 100% interest in MJG-IV.  MJG-IV makes investments for its own account.  Mario Gabelli disclaims ownership of the securities held by MJG-IV beyond his pecuniary interest.
The Reporting Persons do not admit that they constitute a group.
GAMCO is a New York corporation and GBL, AC, GCIA, and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.  ICTC Group Inc. is a Delaware corporation having its principal place of business as 556 Main Street, Nome, North Dakota 58062.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – Not applicable.
 (f) – Reference is made to Schedule I hereto.

Item 5. Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) As a result of the completion of the acquisition of the Issuer by Duravant LLC, the Reporting Persons no longer have beneficial ownership of any of the Issuer's shares.
(b) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
 (e)         The Reporting Persons cease to be beneficial owners of 5% or more of the Issuer's common stock on March 21, 2018.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 22, 2018

GGCP, INC.
MARIO J. GABELLI

By:/s/ David Goldman
     David Goldman
     Attorney-in-Fact

TETON ADVISORS, INC.
GABELLI FUNDS, LLC

By:/s/ David Goldman
     David Goldman
     General Counsel – Gabelli Funds, LLC
    Counsel-Teton Advisors, Inc.

  GAMCO INVESTORS, INC.

By:/s/ Kevin Handwerker
     Kevin Handwerker
                General Counsel &Secretary – GAMCO Investors, Inc.

GAMCO ASSET MANAGEMENT INC.
GABELLI & COMPANY INVESTMENT ADVISERS, INC.

By:/s/ Douglas R. Jamieson
Douglas R. Jamieson
President & Chief Executive Officer – Associated Capital
Group, Inc.
President – GAMCO Asset Management Inc.
President – Gabelli & Company Investment Advisers, Inc.

                                                                                                   SCHEDULE I
     Information with Respect to Executive
Officers and Directors of the Undersigned

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company Investment Advisers, Inc., G.research, LLC, Teton Advisors, Inc., Associated Capital Group, Inc. or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Leslie B. Daniels

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Mario J. Gabelli Elisa M. Wilson
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman & Chief Executive Officer of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Henry G. Van der Eb Bruce N. Alpert Agnes Mullady Kevin Handwerker	Senior Vice President Senior Vice President Senior Vice President Executive Vice President, General Counsel and Secretary

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios
Douglas R. Jamieson David Goldman	President, Chief Operating Officer and Managing Director General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	President and Chief Operating Officer – Open End Fund Division
David Goldman	General Counsel

Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee
MJG-IV Limited Partnership Officers:
Mario J. Gabelli	General Partner

GGCP, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman & Chief Executive Officer of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Matthew R. Gabelli	Vice President – Trading G.research, Inc. One Corporate Center Rye, NY 10580
Michael Gabelli	President & COO Gabelli & Partners, LLC One Corporate Center Rye, NY 10580
Frederic V. Salerno	Chairman Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Executive Chairman – FCB Financial Corp

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc Gabelli	President
Silvio A. Berni	Vice President, Assistant Secretary and Controller

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

Teton Advisors, Inc. Directors:
Stephen G. Bondi Nicholas F. Galluccio Vincent J. Amabile John Tesoro	Chairman of the Board Chief Executive Officer and President
Officers:
Nicholas F. Galluccio Michael J. Mancuso Tiffany Hayden	See above Chief Financial Officer Secretary

Associated Capital Group, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Richard L. Bready	Former Chairman and Chief Executive Officer Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903
Douglas R. Jamieson	President and Chief Executive Officer
Bruce Lisman	Former Chairman - JP Morgan – Global Equity Division
Daniel R. Lee	Chief Executive Officer Full House Resorts, Inc. 4670 South Ford Apache Road, Suite 190 Las Vegas, NV 89147
Salvatore F. Sodano	Vice Chairman of the Board
Frederic V. Salerno	See above
Officers:
Mario J. Gabelli Douglas R. Jamieson Francis J. Conroy Kevin Handwerker David Fitzgerald	Executive Chairman President and Chief Executive Officer Interim Chief Financial Officer Executive Vice President, General Counsel and Secretary Assistant Secretary

Gabelli & Company Investment Advisers, Inc.
Directors:
Douglas R. Jamieson

Officers:
Douglas R. Jamieson Kevin Handwerker David Fitzgerald	Chief Executive Officer and President Executive Vice President, General Counsel and Secretary Assistant Secretary
G.research, LLC
Officers:
Cornelius V. McGinity Maria Gigi	President Controller and Financial Operations Principal
Bruce N. Alpert Douglas R. Jamieson Kevin Handwerker David Fitzgerald Josephine D. LaFauci	Vice President Secretary Assistant Secretary Assistant Secretary Chief Compliance Officer

                                 SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE(2)

 COMMON STOCK-KEY TECHNOLOGY, INC.

          GAMCO ASSET MANAGEMENT INC.
                       3/21/18           10,574-           26.7500
                       3/21/18           66,100-           26.7500
          GABELLI & COMPANY INVESTMENT ADVISERS, INC.
                       3/21/18           13,200-           26.7500
             GABELLI ASSOCIATES LIMITED II E
                       3/21/18            6,200-           26.7500
             GABELLI ASSOCIATES LIMITED
                       3/21/18           14,400-           26.7500
             GABELLI ASSOCIATES FUND II
                       3/21/18            5,000-           26.7500
             GABELLI ASSOCIATES FUND
                       3/21/18           15,126-           26.7500
          TETON ADVISORS, INC.
                       3/21/18          130,707-           26.7500
          GABELLI FUNDS, LLC.
             GABELLI SMALL CAP GROWTH FUND
                       3/21/18           48,000-           26.7500
             THE GDL FUND
                       3/21/18           68,142-           26.7500
                       3/05/18              325            26.6300
             GABELLI ENTERPRISE M&A FUND
                       3/21/18           10,143-           26.7500
                       3/20/18            9,643            26.7398
             GAMCO MERGER ARBITRAGE
                       3/21/18           25,000-           26.7500
             GABELLI ABC FUND
                       3/21/18            6,000-           26.7500

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NASDAQ.

(2) PRICE EXCLUDES COMMISSION.

(3) THE TRANSACTIONS ON 3/21/18 ARE A RESULT OF THE ACQUISITION OF THE
    ISSUER BY DURAVANT LLC.